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                                                                     EXHIBIT 99

Dear Stockholder:

  We are pleased to send you the enclosed Prospectus, dated October 8, 1996, describing Bank of Boston Corporation's Automatic Dividend Reinvestment and Common Stock Purchase Plan, as amended. This Plan provides the holders of the Corporation's Common and Preferred Stock with a convenient and economical way of investing cash dividends and optional cash payments in additional shares of Common Stock.

  We would like to take this opportunity to welcome all of our new stockholders, particularly former stockholders of BayBanks, Inc. We believe the Plan offers you an attractive opportunity to purchase shares of Common Stock without the payment of any brokerage commission or service charge.

  Holders of the Corporation's Common Stock or Preferred Stock who elect to participate in the Plan may do either or both of the following:

  (i) HAVE CASH DIVIDENDS ON ALL OR SOME OF THEIR SHARES AUTOMATICALLY REINVESTED IN SHARES OF COMMON STOCK AT THE AVERAGE MARKET PRICE. DIVIDENDS WILL NO LONGER BE REINVESTED AT A DISCOUNT.

  (ii) INVEST OPTIONAL CASH PAYMENTS OF UP TO $100,000 ANNUALLY IN SHARES OF COMMON STOCK AT THE AVERAGE MARKET PRICE. THIS REPRESENTS A CHANGE FROM OUR PREVIOUS MAXIMUM OF $5,000 PER MONTH.

  The price of shares of Common Stock purchased under the Plan will be the average of the daily high and low sales prices for the Corporation's Common Stock for the five trading days immediately preceding the date the investment is made.

  The Plan can simplify your recordkeeping because The First National Bank of Boston, which serves as the Agent of the Plan, will provide you with regular statements reflecting each transaction in your account. As an additional service to holders of Common Stock, if you participate in the Plan, you may send your Common Stock certificates to the Agent for safekeeping.

  To become a participant in the Plan, you should complete the enclosed Stockholder Authorization Form and return it to the Agent in the envelope provided for this purpose. YOUR PARTICIPATION IN THE PLAN WILL BE EFFECTIVE AS OF NOVEMBER 1, 1996.

  IF YOU ARE CURRENTLY A PARTICIPANT, NO FURTHER ACTION IS REQUIRED ON YOUR PART, HOWEVER, THE CHANGES NOTED ABOVE WITH RESPECT TO THE DISCOUNT AND OPTIONAL CASH INVESTMENT LIMIT, WILL BE EFFECTIVE WITH RESPECT TO YOUR PARTICIPATION IN THE PLAN AS OF NOVEMBER 1, 1996.

  Please note that participation in the Plan is entirely voluntary and you may initiate, change or discontinue participation at any time. If you do not wish to participate in the Plan you will continue to receive dividend payments in the same manner that you currently receive them.

  While we have outlined the highlights of the Plan, the enclosed Prospectus provides a comprehensive description of the Plan in a question and answer format. We urge you to review the entire Prospectus carefully. Any further questions you may have should be directed to the Agent at 1-800-730-4001.

                               Sincerely,

      William M. Crozier, Jr.             Charles K. Gifford
      Chairman                            Chief Executive Officer

Enclosures